UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Axcan Pharma Inc.
                               ------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    054923107
                                   ----------
                                 (CUSIP Number)

                                December 31, 2002
                               -------------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 7 Pages

                                    SCHEDULE

CUSIP No. 054923107                                           Pages 2 of 7 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

            INVESTOR GROWTH CAPITAL LIMITED (f/k/a Investor (Guernsey) Limited)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                                GUERNSEY

                              5               Sole Voting Power
                                                       0
  Number of Shares
 Beneficially Owned           6               Shared Voting Power
  by Each Reporting                                    2,168,094
     Person With
                              7               Shared Dispositive Power
                                                       0

                              8               Shared Dispositive Power
                                                       2,168,094

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,168,094

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.83%

12       Type of Reporting Person (See Instructions)
                                    OO

                                    SCHEDULE

CUSIP No. 054923107                                           Pages 3 of 7 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR AB

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                    a. [ ]
                                    b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                                 SWEDEN

                             5               Sole Voting Power
                                                        0

  Number of Shares           6               Shared Voting Power
 Beneficially Owned                                     3,097,234
  by Each Reporting
     Person With             7               Shared Dispositive Power
                                                        0

                             8               Shared Dispositive Power
                                                        3,097,234

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,097,234

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                      [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.90%

12       Type of Reporting Person (See Instructions)

                                    OO

                                                              Pages 4 of 7 Pages


Item 1(a)         Name of Issuer:

                  Axcan Pharma Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  597 Laurier Boulevard, Mont St-Hilaire, Quebec, Canada J3H 6C4

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                     i)  Investor  Growth Capital  Limited (f/k/a
                         Investor (Guernsey) Limited), ("Investor Growth") and

                    ii) Investor AB, a publicly held Swedish company ("Investor AB").

                  This Statement relates to the Shares (as defined herein) held for the account of Investor Growth and a limited partnership of which Investor AB serves as the ultimate general partner (the "Fund"). Investor Growth is a wholly-owned subsidiary of a Swedish company, which is a wholly-owned subsidiary of Investor AB.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of Investor Growth is National Westminster House, Le Truchot, St. Peter Port, Guernsey, Channel Islands GYI, 4PW. The address and principal business office of Investor AB is Arsenalsgatan 8c, S-103 32 Stockholm, Sweden.

Item 2(c)         Citizenship:

                     i)  Investor  Growth is a  Guernsey  company and

                    ii)  Investor AB is a publicly held Swedish company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, no par value (the "Shares").

Item 2(e)         CUSIP Number:

                  054923107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                              Pages 5 of 7 Pages


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2002, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         (i) Investor Growth may be deemed the beneficial owner of 2,168,094 Shares held for its account.

                         (ii) Investor AB may be deemed the beneficial owner of 3,097,234 Shares. This number includes (A) 2,168,094 Shares held for the account of Investor Growth and (B) 929,140 Shares held for the account of the Fund.

Item 4(b)         Percent of Class:

                         (i) The number of Shares of which Investor Growth may be deemed to be the beneficial owner constitutes approximately 4.83% of the total number of Shares outstanding.

                         (ii) The number of Shares of which Investor AB may be deemed to be the beneficial owner constitutes approximately 6.90% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     Investor Growth
     ---------------
     (i)   Sole power to vote or direct the vote:                              0
     (ii)  Shared power to vote or to direct the vote                  2,168,094
     (iii) Sole power to dispose or to direct the disposition of               0
     (iv)  Shared power to dispose or to direct the disposition of     2,168,094

     Investor AB
     -----------
     (i)   Sole power to vote or direct the vote:                              0
     (ii)  Shared power to vote or to direct the vote                  3,097,234
     (iii) Sole power to dispose or to direct the disposition of               0
     (iv)  Shared power to dispose or to direct the disposition of     3,097,234

Item 5.           Ownership of Five Percent or Less of a Class:

                  Investor Growth no longer may be deemed to beneficially own more than five percent of the Shares currently outstanding.

                                                              Pages 6 of 7 Pages

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                (i) The shareholders of Investor Growth, including Investor AB, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Investor Growth in accordance with their ownership interests in Investor Growth.

                (ii) The partners of the Fund, including Investor AB, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Investor Growth in accordance with their ownership interests in Investor Growth.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                This Item 7 is not applicable.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each signatory certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Pages 7 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003       INVESTOR GROWTH CAPITAL LIMITED (f/k/a
                               Investor Growth Ltd.)


                               By: /s/ Michael Oporto
                                  ---------------------------------
                                  Michael Oporto
                                  Attorney-in-Fact



                               By: /s/ Henry Gooss
                                  ---------------------------------
                                  Henry Gooss
                                  Attorney-in-Fact


Date:  February 14, 2003       INVESTOR AB


                               By: /s/ Michael Oporto
                                  ---------------------------------
                                  Michael Oporto
                                  Attorney-in-Fact



                               By: /s/ Henry Gooss
                                  ---------------------------------
                                  Henry Gooss
                                  Attorney-in-Fact